UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2007

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on December 18, 2007 that describes the delivery of two vessels.

EXHIBIT 1

OCEANFREIGHT INC. ANNOUNCES DELIVERY OF TWO DRYBULK VESSELS

December 18, 2007 - Athens, Greece -  OceanFreight Inc., (NASDAQ:OCNF) a global provider of seaborne transportation services announced that it has taken delivery of the MV Augusta and the MV Richmond under the Company's previously announced purchase agreements concluded in August and June 2007 respectively.

The MV Richmond, a 1995 built 75,265 dwt Panamax bulk carrier was delivered to OceanFreight on December 7, 2007 and immediately commenced the previously announced time charter for a period of between 24 to 28 months at a gross daily rate of $29,100.

The MV Augusta, a 1996 built 69,053 dwt Panamax bulk carrier was delivered to OceanFreight on December 17, 2007 and immediately commenced the previously announced  time charter for a period of between 11 to 13 months at a gross daily rate of $61,500.

Anthony Kandylidis, Chief Executive Officer of OceanFreight commented:

"We are pleased to have taken delivery of our last two vessels. We now have all 10 vessels in OceanFreight’s fleet operational ahead of schedule and earning revenue.  This significantly enhances our cash flow generation, supporting our stated dividend policy. Going forward we will continue to actively look for second hand vessel acquisitions that will further enhance our distributable cash flow and create additional value for our shareholders.”

About OceanFreight Inc.

OceanFreight, Inc. is a global provider of seaborne transportation services through the ownership and operation of vessels in various shipping sectors. The Company owns a fleet of 10 vessels, consisting of 1 Capesize bulk carrier, 8 Panamax bulk carriers and 1 Aframax tanker with a total carrying capacity of approximately 829,000 deadweight tons.

The Company's shares are listed on the NASDAQ Global Select Market and trade under the symbol "OCNF."

Visit our website at www.oceanfreightinc.com

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: oceanfreight@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels to us or delay in taking delivery of one or more vessels, default by one or more charterers of our vessels, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, length and number of off-hire periods and dependence on third-party managers, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further discussed in documents filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  December 18, 2007

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer